082-02636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2008 OCT 17 A 8:51
FFICE OF INTERNATIONAL CORPORATE FINANCE

Date:

Fax: 202-777-1030

To: Securities & Exchange Commission

Pages: [redacted]

Attention:

From: Gordon Keevil

Re: News Releases

08005422

STRICTLY CONFIDENTIAL

Please deliver to addressee immediately

Please see the attached.

SUPPL

PROCESSED
OCT 22 2008
THOMSON REUTERS

dlw 10/17

Suite 800 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

Suite 800 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

12(g) No. 82-2636
Symbol CRN-T

Corporate and Operational Update

October 14, 2008 - Vancouver, British Columbia - Cross Lake Minerals Ltd. ("**Cross Lake**" or the "**Company**") has continued working over the past months to improve the operations of the QR Mine, located southeast of Quesnel, British Columbia. As discussed in the Company's Quarterly Management's Discussion and Analysis filed on SEDAR on August 14, 2008, problems with Mill operations and ongoing development costs related to the Midwest Underground development have continued to impede Cross Lake's ability to produce the necessary ounces of gold to reduce its working capital deficit, which has plagued the Company since start up of operations. Operations were first delayed by the problems with electric power distribution and the subsequent, but related, problems caused by the start of operations in the winter due to this delay. Cross Lake has made, and will continue to make, every effort to improve the operating performance of the QR Mine. While the production levels have improved, costs related to the underground mining have been higher than anticipated and necessary modifications to the Mill circuit to treat a different type of ore from the Midwest Zone have caused setbacks that reduced the weekly gold production and overall Mine performance.

As a result of these ongoing problems and the resultant continuing working capital deficit, the Company has elected to work with Procon Mining and Tunnelling Ltd. ("**Procon**"), the Company's largest creditor, by making use of their expertise to improve operations at the QR Mine, with the goal being to generate sufficient cash flow from operations to reduce the Company's working capital deficit. Procon is one of the largest, experienced mining contractors in Canada. Procon has agreed to provide financing of up to $2.5 million to provide the Company with sufficient working capital for the next couple of months and to upgrade the Mill at the QR Mine. Such financing will bear interest at 18% per annum and will be payable on the earlier of December 31, 2008 and two business days after demand by Procon. Such amount will be secured by a charge on all of the Company's assets and will rank behind existing security granted in favour of Quest Capital Corp. securing approximately $1 million in debt and cash collateral in favour of the Company's banking institutions. As further consideration for the advance of such funds, the Company has also agreed to grant security over its assets in favour of Procon to secure its existing debt owed to Procon in excess of $9 million.

To protect the Company and allow this plan to move forward, the Company has applied to the British Columbia Supreme Court and obtained a court order dated October 14, 2008 (the "**Order**") granting the Company creditor protection under the *Companies' Creditors Arrangement Act* (Canada). The Order is effective for a period of 30 days, during which time creditors of the Company and other third parties will be stayed from terminating agreements with the Company, or otherwise taking steps against the Company. The purpose of the Order is to afford the Company time to develop a reorganization plan with its creditors. PricewaterhouseCoopers Inc. has been appointed as Monitor of the Company's affairs to assist the Company in developing the reorganization plan. The Company will appear in Court again on November 7, 2008 to apply to extend the stay of proceedings and deal with other matters that arise. The Company also reports that, as part of the reorganization plan, it is intended that over the next few days the Company's current directors, Gordon Keevil, Emmet McGrath and Brian Kynoch, and its officers will resign, and nominees of Procon will be appointed in their place.

Cross Lake believes this decision to seek creditor protection is in the best interests of the Company, its shareholders and its creditors as it provides for an additional $2,500,000 in capital that with additional improvements in operations should allow Cross Lake to move forward with a restructuring and further operations at the QR Mine and with its other projects.

For further information, please contact:

Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

END